Media Release

Roche

[redacted]

Basel, 21 March 2002

Triple success for Roche in Europe

- **New hepatitis C drug Pegasys recommended for approval in combination- as well as monotherapy**
- **Oral influenza drug Tamiflu recommended for approval**
- **Label change for Xenical to incorporate new data on overweight and obese patients with type 2 diabetes**

Five Roche drugs recommended in Europe within last six months

Roche achieved three major milestones in Europe following the news today that the European Committee for Proprietary Medicinal Products (CPMP) issued positive recommendations for two of Roche's key drugs:

- for the approval of Pegasys, a new generation pegylated interferon therapy, for the treatment of hepatitis C infection, as a combination- as well as monotherapy;
- for the novel oral influenza drug Tamiflu, for the treatment (in adults and children) and the prevention (in adults and adolescents) of influenza;

In addition the CPMP announced a label change for Xenical:

- Xenical's label will include data on the benefits of Xenical for overweight and obese patients with type 2 diabetes.

The CPMP opinion will serve as the basis for EU regulatory approval, which is typically issued within three months following a positive recommendation. Along with recent recommendations by the CPMP, these milestones highlight the progress of Roche's new drugs through the regulatory process in the EU. In September 2001 Valcyte, a new version of Roche's existing treatment for the cytomegalovirus infection, was approved in the first country in the EU. This has recently been endorsed in all member states. In October 2001, Roche received positive recommendations for two important oncology drugs: MabThera for the treatment of aggressive Non Hodgkin's Lymphoma and Xeloda for the treatment of metastatic breast cancer.

dlw 3/29

"We are proud to bring these innovative treatments European physicians and patients to tackle two major healthcare challenges - hepatitis C and influenza. This news represents a major success for our two innovative drugs, Pegasys and Tamiflu, and together with the label change for Xenical and the recent positive news of our virology and oncology drugs in only half a year's period, this will significantly strengthen Roche's presence in Europe. We are particularly satisfied to see Pegasys recommended for combination- as well as monotherapy." said William M. Burns, Head of Roche's Pharmaceuticals Division.

About Pegasys

The CPMP has recommended that Pegasys be indicated for the treatment of histologically proven chronic hepatitis C in adult patients, including patients with compensated cirrhosis. Pegasys will be granted approval as combination therapy with ribavirin and as monotherapy for those intolerant to ribavirin.

Pegasys is a new generation hepatitis C therapy. It is different by design and provides significant benefit over conventional hepatitis C therapy. The benefits of Pegasys are derived from its new generation large 40 kilodalton branched-chain polyethylene glycol (PEG) construction, which allows for true seven-day viral suppression and is preferentially distributed to the liver, the primary site of infection. Roche has conducted significant research on several sub-optimal, smaller PEG sizes and Pegasys was chosen for ultimate development based upon its optimized 40 KD branched design. Pegasys is administered once weekly in an easy-to-use pre-filled syringe with one starting dose for everyone.

Pegasys is supported by the most extensive clinical study program ever undertaken for a hepatitis C treatment, having been studied in more than 17,000 patients ranging from those with the most difficult to treat form of the disease (genotype 1) and those with cirrhosis (scarring of the liver), to other special populations, such as in individuals co-infected with HIV and patients with end-stage renal disease.

This CPMP positive opinion is based on significant clinical trial data that has demonstrated that Pegasys in combination with ribavirin achieves a sustained virological response (SVR) of 65% in patients who achieve an early virological response. Pegasys is the first hepatitis treatment that induces a response in, remarkably, 86% of patients by week 12, providing physicians and patients with confidence that the medication is effectively eradicating the virus. Until Pegasys, patients on conventional interferon regimens had to wait twice as long (24 weeks) to project their ultimate response.

Hepatitis C is a serious blood-borne viral infection that attacks the liver, in many patients leading to liver disease, cirrhosis and cancer, and is the leading cause of liver transplantation. Only identified in 1989, the HCV virus has infected more than 170 million people world-wide, making it more common than the HIV virus.

Roche has submitted the product for review by the FDA in the United States and expects approval in the fourth quarter of this year. Pegasys has been approved in 17 countries, including Switzerland, Argentina, Brazil, and Mexico.

The EU license will be the basis for approval in the Central and Eastern European countries. In these countries, approval is expected in the third/fourth quarter 2002 with the same label.

About Tamiflu

Tamiflu was co-developed with Gilead Sciences Inc, USA. and is a systemic treatment for influenza, designed to reach all key sites of infection in the body including the upper and lower respiratory tracts. The medication targets the neuraminidase protein of the influenza virus. The neuraminidase is virtually the same in all common strains of influenza. If neuraminidase is inhibited, the virus is not able to infect new cells and spread in the body.

The CPMP's positive opinion was based on clinical trial data demonstrating that Tamiflu provides rapid recovery from influenza and prevention of complications, by safely and effectively targeting the root cause of illness at all sites of infection. Treatment studies in adults shows that Tamiflu provides a significant reduction in the severity of symptoms over and above symptom relievers alone, allowing people to feel better faster and to return to their normal lives more quickly. In children Tamiflu, taken orally as a convenient liquid form also reduced the severity of influenza and severity of symptoms and reduced the occurrence of otitis media. Tamiflu has been shown to be effective in a variety of settings for the prevention of influenza, providing immediate protection during an influenza outbreak.

In Europe, influenza can affect up to one in ten of the adult population in a normal year, and this number can increase significantly during severe epidemics. Influenza is a common respiratory infection in children with up to one in three children affected each year. Influenza related secondary complications are associated with excess use of antibiotics, hospitalisations and out-patient visits. In the UK in 2000 around 20,000 people died as a result of influenza and its complications.

Tamiflu is already available for the treatment of influenza in a number of countries world-wide including US, Japan, Australia, Canada, Korea, Switzerland, and many Latin American countries. Around four million patients have been treated with Tamiflu since launch. It is also approved in the US for the prevention of influenza in adolescents and adults and for the treatment of influenza in children aged 1 year and above.

About Xenical

Based on the decision by the CPMP, the Xenical label in the EU will be changed to include additional and valuable information to the prescribing physicians on the benefits of Xenical for overweight and obese patients with type 2 diabetes. Weight management is the first-line treatment of type 2 diabetes. Even a modest reduction of initial body weight improves blood sugar control in patients with type 2 diabetes and also reduces the severity of cardiovascular risk factors such as high cholesterol levels and high blood pressure.

Xenical is the only available weight loss medication that works to prevent dietary fat absorption by around 30 percent and effectively promotes weight loss. It is the most extensively studied pharmacological weight management treatment to date, with over 30,000 overweight or obese patients participating in clinical trials with Xenical. It is an effective therapy that not only helps patients lose weight, but also helps them maintain their weight loss. Xenical is well tolerated and unlike appetite suppressants, it does not act on the brain. In clinical trials people taking Xenical in conjunction with a mildly reduced calorie diet have shown twice as much weight loss as diet alone. Xenical is licensed for weight management in close to 100 countries around the world. Since it was first marketed in 1998, there have been more than 11.5 million patient treatments with Xenical worldwide.

About MabThera

MabThera was the first monoclonal antibody for the treatment of cancer. Its magic bullet action means it attacks only the potential cancer cells. Since its introduction in 1997 for low grade non-Hodgkin's Lymphoma (NHL) MabThera has achieved rapid acceptance by doctors and patients. In October last year, Roche received positive recommendation for MabThera for the treatment of aggressive NHL. The availability of MabThera in this indication will give hope of increased survival for hundreds of thousands of sufferers of this cancer of the lymphatic system. Globally, approximately 1.5 million people are diagnosed with NHL and nearly 55% of them have the aggressive - fast growing - form of the disease. NHL is the third fastest growing cancer behind melanoma of the skin and lung cancer.

About Xeloda

In October 2001, the CPMP recommended the approval of Roche's anti-cancer tablet Xeloda for the treatment of metastatic breast cancer. The CPMP recommended two indications, Xeloda monotherapy after failure of intensive chemotherapy, and combination of Xeloda with Aventis' Taxotere after failure of anthracycline treatment. The "smart tablet" Xeloda (capecitabine) has a unique mechanism of activation. It is activated by an enzyme found at higher levels in cancer cells than in healthy cells. This leads to more of the cancer-killing agent 5-FU being produced in cancer cells, where it is needed.

About Valcyte

The introduction of Valcyte means that patients with acute CMV retinitis will only have to take two Valcyte tablets twice-daily rather than receive two IV infusions a day. For patients receiving maintenance treatment aimed at preventing relapse or progression of CMV retinitis, two Valcyte tablets once-daily will replace a daily Cymevene IV infusion or up to 12 Cymevene capsules daily on a three times daily basis. Cymevene is currently the most widely prescribed anti-CMV medication worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address needs for the prevention, diagnosis and treatment of disease, enhancing people's well-being and quality of life.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 21 March 2002

The following information was released to the media this morning:

Roche and Speedel sign agreement on renin inhibitors

Roche and Speedel announced today that Speedel has acquired exclusive world-wide rights to Roche's renin inhibitor program. Renin inhibitors represent a novel generation of highly specific drugs with the potential for an efficient treatment of hypertension and associated diseases. The agreement covers a new class of renin inhibitors that has been discovered and profiled by Roche. Through the license agreement Speedel obtains access to several late-stage research compounds as well as related structure-activity know-how. After a successful development by Speedel, Roche maintains its rights to take the compounds back for global commercialization. Financial aspects were not disclosed.

"We are pleased about our partnership with Speedel. Two years ago we shifted our research to focus on areas with high unmet medical need where we can build on our long standing expertise and specific skills. As a consequence, we decided not to develop renin inhibitors further. This agreement will allow us to see the compounds developed and take them back at a later stage, and thus have the best of both worlds," described Head of Global Pharma Research, Jonathan Knowles the rationale behind the agreement.

"We are excited that we have reached agreement and signed the licensing deal with Roche, that broadens Speedel's portfolio to three projects" Alice Huxley, Speedel's President and CEO, commented. "The exclusive worldwide license for Roche's renin inhibitor program enables Speedel to capitalize on its expertise for exploring and developing this new class of renin inhibitors."

New drug class with promising outlook

Renin inhibitors represent the novel and upcoming generation of drugs capable to block the clinically relevant renin-angiotensin cascade. They block - in contrast to ACE-inhibitors and Angiotensin II receptor antagonists - this cascade at its top, i.e. at the level of its first enzyme

(renin). This mode of action promises high specificity, excellent tolerability and the potential for treating hypertension and associated diseases.

Speedel has started pre-clinical activities for Roche's renin inhibitors upon signing and also progressed the Phase I clinical trial program with the endothelin A receptor antagonist (SPP 301), licensed in October 2000 also from Roche.

About Speedel

The Speedel Group is a Swiss-based, privately owned, pharmaceutical company that focuses on the development of cardiovascular and metabolic drugs. It was founded in November 1998 in Basel, Switzerland by a group of experienced pharmaceutical scientists and managers. Having in-licensed compounds from Novartis and Roche, Speedel is currently in its growth phase, has established a subsidiary in New Jersey, USA, assembled a strong team of about 35 employees/associates and secured funding for its development programs by equity investments, convertible loans and development contributions in the aggregate amount of CHF 82 million. Its objective is to use a new pharmaceutical business concept for rapid, cost-efficient development of innovative drugs.

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ROCHE HOLDING 82-3315

Roche

Roche in brief
2001





Key Figures

Key figures in millions of CHF

	Figures reported in the financial statements			Figures reported on an adjusted basis[a)]		
	2001	2000	% change	2001	2000	% change
Sales	29,163	28,672	+2	29,163	27,543	+6
EBITDA[b)]	6,438	11,126	−42	7,788	7,068	+10
Operating profit	3,247	7,131	−54	4,784	4,301	+11
Net income	3,697	8,647	−57	4,799	5,014	−4
Research and development	3,893	3,950	−1	3,893	3,919	−1
Additions to property, plant and equipment	1,931	2,183	−12	1,931	2,115	−9
Personnel						
Number of employees at 31 December	63,717	64,758	−2	63,717	64,758	−2
Ratios						
EBITDA as % of sales	22	39		27	26	
Operating profit as % of sales	11	25		16	16	
Net income as % of sales	13	30		16	18	
Research and development as % of sales	13	14		13	14	
Data on shares and non-voting equity securities in CHF[c)]						
Earnings per share and non-voting equity security (diluted)	4.37	10.24		5.66	5.96	
Dividend per share and non-voting equity security[d)]	1.30	1.15		1.30	1.15	

a) The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See in the Annual Report for a full description and reconciliation.

b) EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

Sales by division


Vitamins and Fine Chemicals 12%
Diagnostics 24%
Pharmaceuticals 64%

Sales by region


Latin America 10%
Asia 12%
Others 3%
Europe 37%
North America 38%

Employees by division


Vitamins and Fine Chemicals 12%
Others 1%
Diagnostics 26%
Pharmaceuticals 61%

Employees by region


Latin America 9%
Asia 11%
Others 3%
North America 27%
Europe 50%

c) Number of shares and all per share information is restated for the 100 for 1 share split that took place on 4 May 2001.
d) Dividend 2001 as proposed by the Board of Directors.

Group Performance at a Glance

Sales by division in millions of CHF


Pharmaceuticals
Diagnostics
Vitamins and Fine Chemicals
Fragrances and Flavours
30,000
25,000
20,000
15,000
10,000
5,000
0
Total 18,767
12,070
966
3,803
1,928
Total 24,662
14,376
4,616
3,630
2,040
Total 25,496
16,487
5,282
3,727
Total 27,543
17,686
6,252
3,605
Total 29,163
18,723
6,900
3,540
97
98
99
00
01

Non-voting equity security *(Genussschein)* price performance in CHF


Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)
200
160
120
80
40
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Group figures

Net income in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,277
4,392
4,401
5,014
4,799
97[1]
98
99
00
01

Net income per share and non-voting equity security in CHF


7
6
5
4
3
2
1
0
4.96
5.09
5.10
5.96
5.66
97[1]
98
99
00
01

EBITDA in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,076
6,423
6,647
7,068
7,788
97
98
99
00
01

Operating profit in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,590
4,350
4,094
4,301
4,784
97
98
99
00
01

1) Before special charges.
1999–2001 figures on an adjusted basis; figures are not fully comparable to previous years due to Givaudan spin-off, Genentech transactions and accounting policy changes.

All per share information is restated for the 100 for 1 share split that took place on 4 May 2001.

Pharmaceuticals

Pharmaceuticals Division in brief

	in millions of CHF 2001	change 00/01
Sales	18,723	+6%
– Prescription[1]	17,062	+7%
– OTC	1,661	–2%
EBITDA[2]	5,603	+13%
Operating profit[2]	3,674	+13%
R&D expenditures	3,119	–3%
Employees	39,492	–5%

1) Including Genentech.
2) On an adjusted basis.

Total divisional sales 1997–2001 in millions of CHF



21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
12,070
14,376
16,487
17,686
18,723
| 97
| 98
| 99
| 00
| 01

Prescription products (including Genentech)

Sales by region


Japan 6%
Others 8%
Latin America 10%
North America 42%
Europe 34%

Sales by therapeutic area


Metabolic disorders 12%
Others 2%
Dermatology 8%
Central nervous system 8%
Oncology 24%
Infectious diseases, virology 20%
Cardiovascular diseases 9%
Inflammatory and autoimmune diseases 17%

Major products approvals and launches in 2001[1]

Product	Indication	Country
Roaccutane/ Accutane	Severe acne, pediatric exclusivity[2]	USA
CellCept	Prevention of acute rejection in pediatric kidney transplantation	EU
Herceptin	Metastatic breast cancer	Japan, EU
Mabthera/Rituxan	Indolent non-Hodgkin's lymphoma	Japan
NeoRecormon	Once weekly in anemia in chronic renal failure	EU
	Anemia in patients with hematological malignancies	EU
Pegasys	Hepatitis C	Switzerland, Mexico, Venezuela
Tamiflu	Treatment of influenza A and B	Japan
Valcyte	Cytomegalovirus infection in immunocompromised patients	USA
Xeloda	Metastatic colorectal cancer	USA, EU
Xeloda + Taxotere	Metastatic breast cancer	USA, EU

1) Includes supplemental indications; updated to mid-February 2002.
2) Patent extension until February 2002 based on pediatric data.

Prescription products (including Genentech)

Sales by region


Japan 6%
Others 8%
Latin America 10%
North America 42%
Europe 34%

Sales by therapeutic area


Metabolic disorders 12%
Others 2%
Dermatology 8%
Central nervous system 8%
Oncology 24%
Infectious diseases, virology 20%
Cardiovascular diseases 9%
Inflammatory and autoimmune diseases 17%

Major products approvals and launches in 2001[1]

Product	Indication	Country
Roaccutane/ Accutane	Severe acne, pediatric exclusivity[2]	USA
CellCept	Prevention of acute rejection in pediatric kidney transplantation	EU
Herceptin	Metastatic breast cancer	Japan, EU
Mabthera/Rituxan	Indolent non-Hodgkin's lymphoma	Japan
NeoRecormon	Once weekly in anemia in chronic renal failure	EU
	Anemia in patients with hematological malignancies	EU
Pegasys	Hepatitis C	Switzerland, Mexico, Venezuela
Tamiflu	Treatment of influenza A and B	Japan
Valcyte	Cytomegalovirus infection in immunocompromised patients	USA
Xeloda	Metastatic colorectal cancer	USA, EU
Xeloda + Taxotere	Metastatic breast cancer	USA, EU

1) Includes supplemental indications; updated to mid-February 2002.
2) Patent extension until February 2002 based on pediatric data.

Top-selling prescription products (including Genentech)

Product	Indication	Sales in 2001 in millions of CHF
Rocephin	Bacterial infections	1,698
Mabthera/Rituxan[1]	Non-Hodgkin's lymphoma	1,695
Roaccutane/Accutane	Severe acne	1,166
CellCept	Transplantation	1,056
Xenical	Weight loss, weight management	963
Herceptin[1]	Metastatic breast cancer	806
NeoRecormon	Anemia	746
Viracept	HIV infection	452
Kytril	Chemotherapy and radiation therapy-induced nausea and vomiting	437
Nutropin, Protropin[1]	Growth hormone	435
Activase, TNKase[1]	Myocardial infarction	371
Pulmozyme[1]	Cystic fibrosis	319
Neupogen	Neutropenia	316
Furtulon	Cancer of colon, breast or stomach	303
Cymevene/Cytovene, Valcyte	Cytomegalovirus infection	292
Dilatrend	Heart failure, hypertension, angina pectoris	289
Lexotan	Anxiety and tension states	274
Xeloda	Colorectal or breast cancer	260
Madopar	Parkinson's disease	246
Rocaltrol	Osteoporosis	242
Inhibace, Inhibace Plus	Hypertension	238
Torem	Hypertension	238
Roferon-A	Hepatitis B and C, cancer	228
Invirase, Fortovase	HIV infection	218
Rivotril	Epilepsy	212
Dormicum/Versed	Anesthesia and sedation	203

1) Jointly marketed by Roche and Genentech.

In all, four products posted sales of 1 billion Swiss francs or more. Half of the division's top ten products showed double-digit sales growth. Sales of the anticancer drug Mabthera/Rituxan again doubled, making it Roche's second best-selling pharmaceutical, just behind the antibiotic Rocephin.

Diagnostics

Diagnostics Division in brief

	in millions of CHF 2001	change 00/01
Sales	6,900	+10%
– Diabetes Care	2,333	+15%
– Near Patient Testing	591	+12%
– Centralized Diagnostics	2,528	+4%
– Molecular Diagnostics	877	+17%
– Applied Science	571	+12%
EBITDA	1,833	+12%
Operating profit	993	+21%
R&D expenditures	627	+12%
Employees	16,345	+5%

Total divisional sales 1997–2001 in millions of CHF



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
966
4,616
5,282
6,252
6,900
97
98
99
00
01

Sales by region



Japan 5%
Others 4%
Asia-Pacific 5%
Europe 41%
North America 37%
Iberia/Latin America 8%

Sales by business area



Near Patient Testing 9%
Applied Science 8%
Molecular Diagnostics 13%
Diabetes Care 34%
Centralized Diagnostics 36%

125 research projects in major therapeutic areas


Metabolic diseases 23
Virology 4
Vascular diseases 11
Genitourinary diseases 5
Inflammatory diseases 17
Central nervous system 24
Oncology 41

Consumer self-medication

Sales by therapeutic area


Skin and hair care 16%
Gastrointestinal products 10%
Others 3%
Cold remedies 3%
Vitamins 41%
Analgesics 27%

Focus on eight global OTC brands

Product	Uses	Sales in millions of CHF
Aleve, naproxen	Analgesic	282
Supradyn	Multivitamin	160
Bepanthen	Skin care	142
Rennie	Antacid	128
Redoxon	Vitamin C	112
Berocca	Multivitamin	74
Saridon	Analgesic	62
Elevit Pronatal	Multivitamin	28

From researchers to patients:
the widest range of diagnostics products on the market

Research market	Healthcare providers	End-users
Research labs	Service laboratories	Patients
University hospitals	Hospitals	Consumers
	Doctors' offices	
	GPs	


Applied Science
Molecular Diagnostics[1]
Centralized Diagnostics[1]
Near Patient Testing[1]
Diabetes Care

Roche Diagnostics is the only company that supplies all market segments, from researchers to consumers. Knowledge gained in the research market flows directly into creating improved and innovative new products in the other segments. This means shorter development times, reduced risk and lower costs — and a substantial competitive edge.

1) The division's Centralized Diagnostics, Molecular Diagnostics and Near Patient Testing businesses — all of which are aimed at serving the needs of health professionals — were linked together in the new Lab Network organisation.

Broadest pipeline in the diagnostics industry

Major innovations to be expected from all business areas within the next five years


Diabetes Care 27
Applied Science 15
Near Patient Testing 15
Centralized Diagnostics 25
Molecular Diagnostics 30

Vitamins and Fine Chemicals

Vitamins and Fine Chemicals Division in brief

	in millions of CHF 2001	change 00/01
Sales	3,540	−2%
– Vitamins	1,795	0%
– Carotenoids	720	−6%
– Other fine chemicals	1,025	+9%
EBITDA[1]	577	−20%
Operating profit[1]	346	−30%
R&D expenditures	122	0%
Employees	7,494	+3%

1) On an adjusted basis.

Total divisional sales 1997–2001 in millions of CHF



6,000
5,000
4,000
3,000
2,000
1,000
0
3,803
3,630
3,727
3,605
3,540
97
98
99[1]
00[1]
01

1) On an adjusted basis.

Sales by region



Asia–Pacific 18%
Europe and Africa 38%
North and South America 44%

Sales by customer segment



Food 23%
Cosmetics 5%
Pharmaceuticals 18%
Animal feeds 54%

People and the Environment

Headcount by division at year end

	2001	2000	change	change %
Pharmaceuticals	39,492	41,409	–1,917	–5
Diagnostics	16,345	15,631	714	5
Vitamins and Fine Chemicals	7,494	7,257	237	3
Others	386	461	–75	–16
Roche Group	63,717	64,758	–1,041	–2

Headcount by region at year end

	2001	2000	change	change %
Europe	31,848	32,533	–685	–2
– Switzerland	8,266	8,659	–393	–5
North America	17,359	17,682	–323	–2
Latin America	5,655	5,857	–202	–3
Asia	7,133	6,908	225	3
Africa, Australia, Oceania	1,722	1,778	–56	–3
Total	63,717	64,758	–1,041	–2

Safety and environmental protection expenditure in millions of CHF

	2001	2000
Investment	168	165
Operating costs	384	368
Total expenditure	552	533

Roche – a Global Market Presence

- Switzerland
- Argentina
- Australia
- Austria
- Bangladesh
- Belgium
- Bermuda
- Brazil
- Canada
- Chile
- China
- Colombia
- Costa Rica
- Czech Republic
- Denmark
- Dominican Republic
- Ecuador
- Egypt
- El Salvador
- Finland
- France
- Germany
- Great Britain
- Greece
- Guatemala
- Honduras
- Hungary
- India
- Indonesia
- Ireland
- Israel
- Italy
- Japan
- Malaysia
- Mexico
- Morocco
- The Netherlands
- New Zealand
- Nicaragua
- Norway
- Pakistan
- Panama
- Peru
- Philippines
- Poland
- Portugal
- Puerto Rico
- Russia
- Singapore
- South Africa
- South Korea
- Spain
- Sweden
- Taiwan
- Thailand
- Turkey
- Uruguay
- USA
- Venezuela
- Vietnam

Legend:

- Sales
- Manufacturing
- Research and development
- Services, financing
- Toll manufacturing by third parties

Published by	F. Hoffmann-La Roche Ltd, 4070 Basel, Switzerland Tel. +41 (0)61 688 11 11, Fax +41 (0)61 691 93 91
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To order publications	Tel. +41 (0)61 688 83 39, Fax +41 (0)61 688 43 43 E-mail: basel.webmaster@roche.com

The pocket guide is published in German
(original language) and English.

The pocket guide is issued by F. Hoffmann-La Roche Ltd,
Basel, Corporate Communications.

Design: Wirz Identity AG, Zurich
Photos: Tina Steinauer, Zurich
Roche Corporate Photolibrary, Basel
Typesetting: Stauffer-Febel AG, Basel
Lithos: Lithoteam AG, Allschwil-Basel
Printers: Birkhäuser+GBC AG, Reinach-Basel

Cover:
Influenza virus. Transmission electron microscopy.

7 000 499





Solid pipeline

Therapeutic area	Project/Product	Type (generic name)	Indication/Major line extension	Phase
Anemia	R744[1]	next generation anemia treatment	renal anemia or cancer-related anemia	Phase II
	NeoRecormon[2]	glycoprotein (epoetin beta)	needle-free injection system	Phase II
			in radiotherapy	Phase III
			anemia of prematurity	Phase IV
			once weekly in oncology	Phase IV
Inflammation/Bone	R1164	nuclear receptor modulator	osteoporosis	Phase I
	R1487	kinase inhibitor	in rheumatoid arthritis	Phase 0
	R484/Bonviva	bisphosphonate (ibandronate)	treatment of osteoporosis	Phase III
	Mabthera[3]	monoclonal antibody (rituximab)	in rheumatoid arthritis	Phase II
Metabolism	R1439	nuclear receptor modulator	type 2 diabetes	Phase 0
	R1065[4]	GPCR modulator	obesity	Phase I
	R765	enzyme activator	diabetes	Phase I
	R483	insulin sensitizer	type 2 diabetes	Phase II
	Xenical	lipase inhibitor (orlistat)	(development in Japan)[c]	Phase II
			pediatric indication	Phase III
			prevention of diabetes	Phase III
			treatment of diabetes	Filed
Nervous system	R1067	GPCR modulator	depression	Phase 0
	R1204	GPCR modulator	depression or anxiety	Phase 0
	R673	GPCR modulator	depression or anxiety	Phase II
Oncology	R1453	enzyme inhibitor	solid tumours	Phase 0
	R1124	GPCR modulator	emesis	Phase 0
	R1491	kinase inhibitor	solid tumours	Phase 0
	R1273[5]	monoclonal antibody	solid tumours	Phase I
	R440	cell cycle inhibitor	solid tumours	Phase II
	R1415/Tarceva[6]	kinase inhibitor	solid tumours	Phase III
	R1471[7]	pegylated recombinant protein G-CSF (pegylated filgrastim)	chemotherapy-induced neutropenia	Filed
	R420/Pegasys	pegylated interferon (peginterferon alfa-2a)	malignant melanoma	Phase II
	Bondronat (EU)/Bonviva (US)	bisphosphonate (ibandronate)	metastatic bone disease in breast cancer	Phase III
	Herceptin[5]	monoclonal antibody (trastuzumab)	(joint development activities)[c]	Phase II–III
			(Roche-sponsored activities)[c]	Phase III
	Mabthera[3]	monoclonal antibody (rituximab)	aggressive non-Hodgkin's lymphoma	Phase IV
	Xeloda	(capecitabine)	first-line combinations in metastatic breast or colorectal cancers;	
			adjuvant monotherapy and combinations for colon, rectal or breast cancers	Phase IV
Respiratory	R1295	integrin antagonist	asthma	Phase 0
	R411	integrin antagonist	asthma	Phase II
	R1456	nuclear receptor	emphysema	Phase 0
	R667	nuclear receptor	emphysema	Phase II
Transplant	Valcyte	nucleoside analogue (valganciclovir)	prevention of cytomegalovirus infection in solid organ transplantation	Phase III
	CellCept	IMPDH inhibitor (mycophenolate mofetil)	acute renal transplant rejection	Phase IV
Urology	R1437	GPCR antagonist	benign prostatic hyperplasia	Phase 0
	R701	GPCR antagonist	overactive bladder, pelvic hypersensitivity	Phase I
	R450	GPCR antagonist	stress urinary incontinence	Phase II
Virology	R944	protease inhibitor	HIV infection	Phase 0
	R1270/Levovirin[8]	new generation nucleoside analogue	hepatitis C	Phase I
	R724 (T-1249)[9]	fusion inhibitor	HIV infection	Phase I–II
	R698 (T-20)[9]	fusion inhibitor	HIV infection	Phase III
	R420/Pegasys	pegylated interferon (peginterferon alfa-2a)	chronic hepatitis C	Filed
	Pegasys	pegylated interferon (peginterferon alfa-2a)	hepatitis B	Phase III
	Pegasys + ribavirin	(peginterferon alfa-2a + ribavirin)	chronic hepatitis C	Phase III
	Roche ribavirin + Pegasys + Roferon-A	(ribavirin + peginterferon alfa-2a + interferon alfa-2a)	chronic hepatitis C	Phase IV
	Valcyte	nucleoside analogue (valganciclovir)	treatment of cytomegalovirus retinitis in patients with AIDS	Phase IV
	Fortovase	protease inhibitor (saquinavir)	pediatric formulation	Phase 0
	Tamiflu[10]	neuraminidase inhibitor (oseltamivir)	treatment and prevention of influenza	Phase IV
	Viracept[11]	protease inhibitor (nelfinavir mesylate)	HIV infection, new formulation	Phase IV
Opt-in opportunities[a]				
Basilea Pharmaceutica	(BAL8557)	antifungal	fungal infection	Phase 0
	(BAL8349)	antifungal	fungal infection	Phase 0
	(BAL5788)	antibiotic	bacterial infection	Phase I
	(BAL2299)	nuclear receptor	plaque psoriasis	Phase II
	(BAL4079)	9-cis retinoic acid	chronic hand eczema	Phase II
Pozen	MT 500	GPCR modulator	migraine	Phase I
Speedel	R639	endothelin A receptor antagonist	cardiovascular disease	Phase I
Genentech	Trastuzumab-DM1	antibody	solid tumours	Phase I
	Anti-tissue factor	monoclonal antibody fragments	acute coronary syndrome	Phase I
	AMD fab	monoclonal antibody fragment	age-related macular degeneration	Phase I
	LDP-02 antibody	monoclonal antibody	inflammatory bowel disease	Phase II
	Avastin	anti-VEGF antibody (avastin)	solid tumours with chemotherapy	Phase III
Participation only through Genentech[b]				
	E26	anti-IgE antibody	allergic asthma, allergic rhinitis	Phase I–II
	Thrombopoietin	protein	thrombocytopenia	Phase III
	Xanelim	anti-CD11a antibody	psoriasis	Phase III
	Xolair	anti-IgE antibody	allergic asthma	Filed
	anti-CD11a antibody	anti-CD11a antibody	solid organ transplant rejection	Phase I–II

External partners:
1) Shearwater
2) Genetics Institute
3) Genentech/IDEC
4) Vernalis
5) Genentech
6) Genentech/OSI
7) Amgen
8) ICN
9) Trimeris
10) Gilead
11) Agouron

* phase I trials currently under preparation
** phase II trials currently under preparation
a) Roche retains the right to license the product
b) full consolidation
c) For competitive reasons, some projects may not have been identified.

Blue type represents new molecular entities (NMEs).
Current as of 31 January 2002.

The Pharmaceuticals Division currently has 30 NMEs in its development pipeline. Eleven are in early-stage development (phase 0), six have entered phase I clinical testing, eight are in phase II, and five in phase III. A total of over 70 projects are being pursued, including supplemental indications. In all, there are 46 NMEs in the Roche pipeline.

Phase 0	Transition from preclinical to clinical development
Phase I	Initial studies in healthy volunteers
Phase II	Small-scale efficacy, tolerability and dose-finding studies in patients
Phase III	Large-scale studies in patients for statistical confirmation of safety and efficacy
Phase IV	Data on long-term efficacy and other effects following marketing approval